[Letterhead of Sutherland Asbill & Brennan LLP]

December 19, 2012

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	KCAP Financial, Inc. Registration Statement on Form N-2 Filed on December 19, 2012

Dear Ms. Cole:

On behalf of KCAP Financial, Inc. (the “Company”), we hereby respectfully request that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission on December 19, 2012 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333- 183032), initially filed with the Commission on August 2, 2012, which registration statement related to Company’s offering of its senior notes (the “Notes”), except for (i) the replacement of disclosure describing the Notes and the related offering terms with disclosure describing the Company’s common stock and the related offering terms and (ii) the inclusion of updated unaudited financial statements and information relating thereto.

* * *

Ms. Mary A. Cole

December 19, 2012

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas